CUSIP No. 677864 10 0         13D             Page 12 of 12 Pages




               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        Amendment No. 1



                OIL-DRI CORPORATION OF AMERICA
                        (Name of Issuer)


                          COMMON STOCK
                       and CLASS B STOCK
              immediately convertible into Common)
                 (Title of Class of Securities)


                            677864 10 0
                          (CUSIP Number)


      Paul J. Miller, 8000 Sears Tower, Chicago, IL 60606
                         312, 876-8074
         (Name, Address and Telephone Number of Persons
       Authorized to Receive Notices and Communications)



                          December 1, 1994
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement
[ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  (Continued on following page(s))

Page 1 of 12 Pages                           Exhibit Index at Page 10

1   NAMES OF REPORTING PERSONS,
    S.S. OR I.R.S. IDENTIFICATION NO. Richard M. Jaffee ###-##-#### Robert D. Jaffee ###-##-####

2   CHECK THE APPROPRIATE BOX                  (a) [X]
    IF A MEMBER OF A GROUP                     (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                   [ ]

6   CITIZEN SHIP OR PLACE OF ORGANIZATION       United
    States


NUMBER OF           7    SOLE VOTING POWER
SHARES                   Richard M. Jaffee     1,158,256 Class B Shares
BENEFICIALLY                                       2,392 Common Shares
OWNED BY                                       (on all issues except election
EACH REPORTING                                 of Robert D. Jaffee to Oil-
PERSON WITHR                                   Dri's Board)

                         Robert D. Jaffee      666,421 Class B Shares
                                               No Common Shares

                    8    SHARED VOTING POWER   Robert D. Jaffee
                         and Richard M. Jaffee 1,913,448 Class B Shares*
                                                   2,392 Common Shares
                                               (On election of Robert D.
                                               Jaffee to Oil-Dri's Board)

                         *NOTE:  Includes 80,000 Class B Shares
                         owned by Mrs. Shirley Jaffee (wife of
                         Richard M. Jaffee), as Trustee under the
                         Shirley Jaffee Declaration of Trust dated
                         July 12, 1993.  Mrs. Jaffee's voting of
                         these Class B Shares has been consistent with Mr. Richard M. Jaffee's voting. Also includes 8,771 Class B Shares owned by Mrs. Phyllis Jaffee (wife of Robert D. Jaffee). Mrs. Jaffee's voting of Class B and Common Shares has been consistent with Mr.
                         Robert D. Jaffee's voting.

                     9  SOLE DISPOSITIVE POWER

                        Richard M. Jaffee    1,158,256 Class B Shares
                                                 2,392 Common Shares

                        Robert D. Jaffee       666,421 Class B Shares

                   10   SHARED DISPOSITIVE POWER   None.




11   AGGREGATEN AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON

    Richard M. Jaffee                          1,913,448 Class B Shares
    and Robert D. Jaffee                           2,392 Common Shares

                                               (Aggregated because of
                                               Shared Voting Power -- see 8
                                               above.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

    Richard M. Jaffee                          90.48% of the Class B Shares and
    Robert D. Jaffee                           .05% of the Common Shares,
                                               together representing 73.65% of
                                               the voting power of Issuer's
                                               outstanding stock at December 31,
                                               1994.  (See Item 5.)

14  TYPE REPORTING PERSON

    Richard M. Jaffee                          IN
    Robert  D. Jaffee                          IN

Item 1.   Security and Issuer

          This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.

Item 2.   Identity and Background

          Richard M. Jaffee

               (a)  Richard M. Jaffee
               (b)  Oil-Dri Corporation of America
                    410 North Michigan Avenue
                    Suite 400
                    Chicago, Illinois 60611
               (c)  President
                    Oil-Dri Corporation of America
                    410 North Michigan Avenue
                    Suite 400
                    Chicago, Illinois 60611
               (d)  No
               (e)  No
               (f)  United States

          Robert D. Jaffee

               (a)  Robert D. Jaffee
               (b)  Amco Corporation
                    901 North Kilpatrick Avenue
                    Chicago, Illinois 60651
               (c)  Chairman
                    Amco Corporation
                    901 North Kilptrick Avenue
                    Chicago, Illinois 60651
               (d)  No
               (e)  No
               (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

                   No purchase of securities of Oil-Dri
          Corporation of America ("Oil-Dri") was involved.

                    A voting agreement was entered into between Richard M. Jaffee ("Richard") and Robert D. Jaffee ("Robert"), his brother, on December 1, 1992, in connection with the sale of certain of Richard's shares of stock in a family corporation, Amco Corporation ("Amco"), to Amco, in which Robert is a principal shareholder. Richard agreed that, so long as the note which Amco issued in partial payment for those shares remained outstanding (the due date of the note is December 1, 1999, and it may be prepaid),
          (i) he would use his best efforts to cause the Board of Directors of Oil-Dri to nominate Robert to serve as a director of Oil-Dri, but that he need not do so if he concludes in good faith that such nomination would not be consistent with his fiduciary duties to Oil-Dri and its shareholders or would be contrary to any provision of law, and that (ii) he would vote his shares of Oil-Dri in any election of directors to elect Robert to Oil-Dri's Board.

Item 4.   Purpose of Transaction

                    The purpose of Robert's acquisition of shared voting power over Richard's Oil-Dri Common Stock was to further assure Robert's future nomination and election as an Oil-Dri director. (Sec. 3 above.) Richard and Robert have no present plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri,
          (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri,
          (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

          Richard M. Jaffee

          (a)  Aggregate Number and Percentage of Class
               Beneficially Owned. Separately, Richard M. Jaffee owns beneficially 1,158,256 shares of Class B Stock of Oil-Dri and 2,392 shares of Common Stock of Oil-Dri. The Class B Stock is held by Richard M. Jaffee as Trustee under the Richard M. Jaffee Revocable Trust of June 29, 1974, as amended. In addition, 80,000 shares of Class B Stock held by Mr. Jaffee's wife, as Trustee under the Shirley Jaffee Declaration of Trust dated July 12, 1993, are treated for purposes of this Report as beneficially owned by Mr. Richard M. Jaffee, since Mrs. Jaffee has voted these shares consistent with Mr. Jaffee's voting. Mr. Richard M. Jaffee holds an option, granted August 29, 1994, under the Oil-Dri Stock Option Plan, to acquire 22,500 shares of Oil-Dri's Common Stock. At the date of this filing of the
               Schedule 13D, no part of that option is exerciseable within 60 days; so no part is treated as beneficially owned for purposes of this Schedule 13D. The option becomes exerciseable in 20% increments on July 29, 1995, 1996, 1997, 1998, and 1999.

               When, because of the voting arrangement, shares beneficially owned by Robert D. Jaffee are added and considered beneficially owned by Richard M. Jaffee, Richard M. Jaffee then owns beneficially 1,913,448 Class B Shares and 2,392 Common Shares. That constitutes 90.48% of the Class B Stock and .05% of the Common Stock outstanding at December 31, 1994, and, since the Class B Stock is entitled to 10 votes per share, constitutes 73.65% of the voting power of Oil-Dri's Common and Class B Stock.

          (b)  Sole Power to Vote or Direct Vote.  1,158,256
               shares of Class B Stock and 2,392 shares of Common
               Stock (on all issues except Board election of Robert D.
               Jaffee).

               Shared Power to Vote or Direct Vote: 1,913,448 shares of Class B Stock and 2,392 shares of Common Stock (on Board election of Robert D. Jaffee).

               Sole Power to Dispose or Direct Disposition:
               1,158,256 shares of Class B Stock and 2,392 shares of Common Stock.

               Shared Power to Dispose or Direct
               Disposition:  None.

          (c)  During the past 60 days, Mr. Richard M.
               Jaffee effected the following transactions:

                      Amount of                    Price     Where
                      Securities      Nature of     Per     and How
Date                  Involved       Transaction   Share    Effected

December 28, 1994  5,000 Class B     Disposition    NA     In Chicago,
                                     by Gift               Illinois, by
                                                           gift
          (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

          (e)  Not applicable.

          Robert D. Jaffee

          (a)  Aggregate Number and Percentage of Class
               Beneficially Owned. Separately, Robert D. Jaffee owns beneficially 666,421 shares of Class B Stock of Oil-Dri and no shares of Common Stock of Oil-Dri. Of the Class B Stock, 666,089 shares are held by Robert D. Jaffee as Trustee of the Robert D. Jaffee Revocable Trust of U/A/D July 21, 1974, as amended, and 332 shares, as to which Robert D. Jaffee has voting power but no economic beneficial interest, are held by Robert D. Jaffee as guardian of his child. In addition, 8,771 shares of Class B Stock held by Phyllis Jaffee, wife of Robert D. Jaffee, are treated for purposes of this Report as owned by Mr. Robert D. Jaffee, since Mrs. Jaffee has voted her Class B and Common Stock consistent with Mr. Jaffee's voting.

               When, because of the voting arrangement, shares beneficially owned by Richard M. Jaffee are considered beneficially owned by Robert D. Jaffee, Robert D. Jaffee then owns beneficially 1,913,448
               Class B Shares and 2,392 Common Shares. That constitutes 90.48% of the Class B Stock and .05% of the Common Stock outstanding at December 31, 1994, and, since the Class B Stock is entitled to 10 votes per share, constitutes 73.65% of the voting power of Oil-Dri's Common and Class B Stock.

          (b)  Sole Power to Direct Vote:  666,421 shares of
               Class B Stock and no shares of Common Stock.

               Shared Power to Vote or Direct Vote:
               1,913,448 shares of Class B Stock and 2,392 shares of Class B Stock (on Board election of Robert D. Jaffee).

               Sole Power to Dispose or Direct Disposition:
               666,421 shares of Class B Stock and no shares of Common
               Stock.

               Shared Power to Dispose or Direct
               Disposition: None.

           (c) During the past 60 days, Mr. Robert D. Jaffee effected the following transactions:


                       Amount of                        Price
                       Securities         Nature of     Per      Where and
Date                   Involved           Transaction   Share    How Effected

December 1, 1994       19,001 Class B*   Disposition    NA       In Chicago,
                                         by gift                 Illinois,
                                                                 by gift

December 1, 1994       338 Common**      Disposition    NA       In Chicago,
                                         by gift                 Illinois,
                                                                 by gift

      *Mr. Jaffee made a gift of 18,201 of these Class B Shares to a Family Foundation and 800 to his wife, Phyllis Jaffee.

     **In addition, Phyllis Jaffee made a gift of 800 Common Shares to the Family Foundation.

          (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such security.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                    See Item 4.

Item 7.   Material to be Filed as Exhibits

          1.   Copy of Voting Agreement.

          2. Joint Filing Agreement pursuant to Rule 13d-1(f)(1) dated as of January 9, 1994, between Richard M. and Robert D. Jaffee.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 9, 1995



                          /s/ Richard M. Jaffee
                          (Signature)
                          Richard M. Jaffee



                          /s/ Robert D. Jaffee
                          (Signature)
                          Robert D. Jaffee

                              EXHIBIT 1
                                  TO
                               FORM 13D
                       DATED FEBRUARY 12, 1993



Except for the voting agreement which follows, all of the Agreement relating to the sale, effective December 1, 1992, of certain shares of stock of Amco Corporation ("Amco") by Richard M. Jaffee, as Trustee, to Amco has been omitted as confidential and filed separately with the Securities and Exchange Commission.

     "10. Board of Directors

          (a)  . . . . . .

          (b) Richard M. Jaffee hereby agrees to use his best efforts to cause the Board of Directors of Oil-Dri Corporation to nominate Robert D. Jaffee to serve as a director of Oil-Dri Corporation. Richard M. Jaffee need not use such best efforts if he concludes in good faith that such nomination would not be consistent with his fiduciary duties to Oil-Dri Corporation and its shareholders or would be contrary to any provision of law; but in such event he shall so notify Robert D. Jaffee in writing specifying the reasons for such determination. Richard M. Jaffee shall vote all of his Shares of Oil-Dri Corporation Stock in any election of directors to elect Robert D. Jaffee to the Board of Directors of Oil-Dri Corporation."

                              EXHIBIT 2
                                  To
                               FORM 13D
                        DATED JANUARY 9, 1994


                    AGREEMENT RE JOINT FILING OF
                   SCHEDULE 13D (RULE 13d-1(f)(1))


     Each of the undersigned agrees as follows:

     (i) The Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

     (ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such entities contained therein; but each of such entities is not responsible for the completeness or accuracy of the information concerning the other entities making the filing, unless such entity knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in one or more counterparts.



January 9, 1994.



                          /s/ Richard M. Jaffee
                          Richard M. Jaffee



                          /s/ Robert D. Jaffee
                          Robert D. Jaffee